08026035

BB 3/4

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34174

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

OMNI BROKERAGE, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10542 SOUTH JORDAN GATEWAY, SUITE 330
(No. and Street)

SOUTH JORDAN	UTAH	84095
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY BEYNON (801) 553-1031
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

HANSEN, BARNETT & MAXWELL, P.C.
(Name – if individual, state last, first, middle name)

5 TRIAD CENTER, SUITE 750	SALT LAKE CITY	UTAH	84180-1128
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2008
THOMSON
FINANCIAL

SEC
Mail Processing
Section
FEB 2 8 2008
Washington, DC
100

TA 3/19

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, GARY BEYNON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OMNI BROKERAGE, INC., as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DALYN CASTO
Notary Public
State of Utah
My Comm. Expires Jan 15, 2011
150 W Civic Center Dr Suite 104 Sandy, UT 84070

Signature

Title

Notary Public

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[1] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[2] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[2] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[3] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[2] (m) A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1. Company has no liabilities that are subordinated to claims of creditors.

2. Company exempt under 15c301(2).

3. Company is not a consolidated entity.

OMNI BROKERAGE, INC.

SEC ANNUAL AUDITED REPORT FORM X-17A-5
PART III, FACING PAGE AND OATH OR AFFIRMATION
AND
INDEPENDENT AUDITORS' REPORT
AND
FINANCIAL STATEMENTS

December 31, 2007 and 2006

HANSEN, BARNETT & MAXWELL, P.C.
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS

OMNI BROKERAGE, INC.

TABLE OF CONTENTS

HANSEN, BARNETT & MAXWELL, P.C.
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS
5 Triad Center, Suite 750
Salt Lake City, UT 84180-1128
Phone: (801) 532-2200
Fax: (801) 532-7944
www.hbmcpas.com

Registered with the Public Company Accounting Oversight Board

an independent member of BAKER TILLY INTERNATIONAL

INDEPENDENT AUDITORS' REPORT

Shareholder and Board of Directors
OMNI Brokerage, Inc.
South Jordan, Utah

We have audited the accompanying statements of financial condition of OMNI Brokerage, Inc. as of December 31, 2007 and 2006, and the related statements of operations, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OMNI Brokerage, Inc. as of December 31, 2007 and 2006, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation and reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hansen, Barnett & Maxwell, P.C.

HANSEN, BARNETT & MAXWELL, P.C.

Salt Lake City, Utah
February 25, 2008

OMNI BROKERAGE, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS		
Current Assets		
Cash and cash equivalents	$ 2,731,543	$ 3,895,156
Accounts receivable, net of allowance for doubtful accounts of $30,699 and $39,853, respectively	99,883	209,943
Receivables from affiliates	14,705	64,008
Commissions receivable	252,201	301,394
Other receivables	4,774	115,572
Prepaid expense	236,979	5,440
Other assets	12,122	7,803
Total Current Assets	3,352,207	4,599,316
Office equipment	175,658	302,708
Accumulated depreciation	(78,089)	(67,836)
Total Office Equipment	97,569	234,872
Total Assets	$ 3,449,776	$ 4,834,188
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Accounts payable	$ 93,498	$ 570,983
Commissions payable	1,168,358	1,441,140
Accrued payroll and related expenses	115,690	902,848
Accrued expenses and other liabilities	491,565	350,352
Income taxes payable	2,747	68,575
Total Current Liabilities	1,871,858	3,333,898
Deferred Tax Liability	10,747	40,040
Stockholder's Equity		
Common stock - 50,000 shares authorized; 27,000 shares issued and outstanding; $0.50 stated value	13,500	13,500
Additional paid-in capital	65,429	65,429
Retained earnings	1,488,242	1,381,321
Total Stockholder's Equity	1,567,171	1,460,250
Total Liabilities and Stockholder's Equity	$ 3,449,776	$ 4,834,188

The accompanying notes are an integral part of these financial statements.

OMNI BROKERAGE, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Revenues		
Commissions	$ 22,615,455	$ 28,794,813
Underwriting and selling groups	2,754,728	26,112,184
Other	3,703,622	4,035,561
Interest income	51,989	18,439
Total Revenues	29,125,794	58,960,997
Expenses		
Commissions	23,084,312	47,751,159
Compensation and related benefits	4,035,411	8,384,872
Office overhead and operating	809,853	898,817
Professional fees	444,260	460,007
Training	52,432	110,260
Brokerage fees	122,717	89,066
Depreciation	49,985	48,507
Other	364,128	289,324
Total Expenses	28,963,098	58,032,012
Income Before Income Tax	162,696	928,985
Provision For Income Tax	55,775	350,518
Net Income	$ 106,921	$ 578,467

The accompanying notes are an integral part of these financial statements.

OMNI BROKERAGE, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2007

	Common		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance at December 31, 2005	27,000	$ 13,500	$ 65,429	$ 802,854	$ 881,783
Net Income	-	-	-	578,467	578,467
Balance at December 31, 2006	27,000	13,500	65,429	1,381,321	1,460,250
Net Income	-	-	-	106,921	106,921
Balance at December 31, 2007	27,000	$ 13,500	$ 65,429	$1,488,242	$ 1,567,171

The accompanying notes are an integral part of these financial statements.

OMNI BROKERAGE, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Cash Flows From Operating Activities		
Net income	$ 106,921	$ 578,467
Adjustments to reconcile net income		
to cash flows from operating activities:		
Depreciation expense	49,985	48,507
Loss on sale/disposal of assets	81,658	3,425
Changes in certain operating assets and liabilities:		
Accounts receivable	110,760	(162,036)
Receivables from affiliates	49,303	(63,001)
Commissions receivable	49,193	880,139
Accounts payable	(477,485)	518,862
Payables to affiliates	-	(476)
Commissions payable	(272,782)	240,370
Accrued payroll and related expenses	(787,158)	(923,808)
Other operating assets/liabilities	(78,298)	251,612
Net Cash (Used In) Provided From Operating Activities	(1,167,903)	1,372,061
Cash Flows From Investing Activities		
Purchase of office equipment	(43,593)	(205,074)
Proceeds from sale of office equipment	47,883	200
Net Cash Provided From (Used In) Investing Activities	4,290	(204,874)
Cash Flows From Financing Activities	-	-
Net Change in Cash	(1,163,613)	1,167,187
Cash At Beginning of Year	3,895,156	2,727,969
Cash At End of Year	$ 2,731,543	$ 3,895,156
Supplemental Cash Flows Information		
Income taxes paid	$ 82,350	$ 258,623

The accompanying notes are an integral part of these financial statements.

OMNI BROKERAGE, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

Note 1 – Organization and Description of Business

OMNI Brokerage, Inc. ("Company"), a Utah corporation, is organized and registered to engage in the securities business as a broker-dealer in all 50 states and the District of Columbia under the Securities Exchange Act of 1933, as amended. The Company is a member of the National Association of Securities Dealers, Inc., the Securities Investor Protection Corporation, and is registered with the United States Securities & Exchange Commission.

The Company is primarily engaged in the private placement of real estate securities and secondarily provides underwriting services related to the private placement of real estate securities.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Recognition of Revenues and Expenses

Revenues and expenses from all securities transactions are recorded on the close or settle date of the underlying real estate or asset. The Company does not participate in any proprietary securities transactions.

Cash and Cash Equivalents

Cash consists of bank deposits. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At December 31, 2007 and 2006, the Company had cash and cash equivalents of $2,631,543 and $3,795,156, respectively, in excess of FDIC limits.

Commissions Receivable

Commissions receivable are amounts due for fees earned from the sale of securities. The entire amount of commissions and related income is recognized on the close or settle date of the underlying real estate or asset.

Accounts Receivable

Accounts receivable are amounts due for expenses paid by the Company on behalf of other parties. The Company regularly reviews its accounts receivable and makes provisions for potentially

uncollectible balances. At December 31, 2007 and 2006, management recorded a provision against accounts receivable totaling $30,699 and $39,853, respectively, due to the aging status and of certain receivables.

Office Equipment

Office equipment is carried at cost. Costs of additions and major renewals and betterments are capitalized, while maintenance, repairs and minor renewals are expensed as incurred. The cost and accumulated depreciation of office equipment sold, or otherwise disposed of, are relieved from the accounts and any gains or losses are included in income.

Depreciation is computed using the straight line method over the estimated useful lives of equipment, which range between three and seven years. Depreciation expense for the years ended December 31, 2007 and 2006 was $49,985 and $48,507, respectively.

Income Taxes

The Company recognizes an asset or liability for the deferred tax consequences of all temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the assets or liabilities are recovered or settled. These deferred tax assets or liabilities are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. Deferred tax assets are reviewed periodically for recoverability and valuation allowances are provided, as necessary.

Financial Instruments

Financial instruments include accounts receivable and accounts payable. Management estimates that the carrying amount of these financial instruments represents their fair values, which were determined by their near term nature or by comparable financial instruments' market value.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 will be applied prospectively and is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. SFAS 157 is not expected to have a material impact on the Company's financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. SFAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS No. 159 to have a material impact on its financial statements.

In June 2006, the FASB issued FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109* (FIN 48), which clarifies the accounting for uncertainty in tax positions. FIN 48 requires financial statement recognition of the impact of a tax position, if that position is more likely than not to be sustained on examination, based on the technical merits of the position. This interpretation is effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an

adjustment to retained earnings as of the beginning of the period of adoption. In February 2008, the FASB issued FASB Staff Position (FSP FIN) No. 48-2 which extended the effective date for certain non-public companies to fiscal years beginning after December 15, 2007. Accordingly, the Company will adopt FIN 48 as of January 1, 2008. The Company is currently evaluating the impact of FIN 48 on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations*, and SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements.* SFAS No. 141(R) requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. SFAS No. 160 clarifies that a non-controlling interest in a subsidiary should be reported as equity in the consolidated financial statements, consolidated net income shall be adjusted to include the net income attributed to the non-controlling interest and consolidated comprehensive income shall be adjusted to include the comprehensive income attributed to the non-controlling interest. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. SFAS No. 141(R) and SFAS No. 160 are effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. The Company has not yet determined the effect on our consolidated financial statements, if any, upon adoption of SFAS No. 141(R) or SFAS No. 160.

Note 3 - Expense Sharing Agreement

The Company had an expense sharing agreement on an arms length basis with a broker-dealer of which certain of the officers are also officers of the Company. Under the agreement, the Company paid for the expenses of the broker-dealer, with a percentage of those costs, calculated using an agreed-upon ratio, reimbursed back to the Company. The agreement was in place during 2006 but converted to a month-to-month arrangement for 2007 and was renewable at the end of each month for as long as the two parties agree to the terms. Also included in this agreement was the leasing of office equipment, which was also on a month-to-month basis and cancelable at any time. Lease revenue, under this agreement, for office equipment as of December 31, 2007 and 2006 was $13,200 and $1,000, respectfully. The expense sharing agreement formally terminated on July 1, 2007.

During 2007, contract specific arrangements were consummated on an arms length basis between the Company and this broker-dealer, which result in monies being owed between the two companies. At December 31, 2007, amounts due to and due from the Company were $1,069 and $1,375, respectfully.

Note 4 – Income Taxes

The significant components of the Company's deferred income tax liabilities and assets as of December 31, 2007 and 2006 are as follows:

	2007	2006
Deferred Income Tax Assets:		
Capital loss carryforward	$ 1,231	$ 1,231
Telephone Excise Tax Refund	-	720
Allowance for bad debt	11,451	14,865
Valuation allowance	-	-
Deferred Income Tax Liability—Depreciation and amortization	(23,429)	(56,856)
Net Deferred Income Tax Liability	$ (10,747)	$ (40,040)

The amount of, and ultimate realization of, the deferred income tax assets are dependent, in part, upon the tax laws in effect, the Company's future earnings, and other future events, the effects of which cannot be determined.

The following shows the components of the Provision from Income Taxes:

December 31, 2007	Federal	State	Total
Current tax	$ 72,961	$ 12,107	$ 85,068
Deferred tax	(25,366)	(3,927)	(29,293)
Total	$ 47,595	$ 8,180	$ 55,775

December 31, 2006	Federal	State	Total
Current tax	$ 285,313	$ 44,166	$ 329,479
Deferred tax	18,219	2,821	21,039
Total	$ 303,531	$ 46,987	$ 350,518

The amount of, and ultimate realization of, the deferred income tax assets are dependent, in part, upon the tax laws in effect, the Company's future earnings, and other future events, the effects of which cannot be determined.

The following is a reconciliation of the amount of tax benefit that would result from applying the federal statutory rate to pretax loss with the benefit from income taxes:

	December 31,	
	2007	2006
Provision at statutory rate (34%)	$ 55,316	$ 315,855
Other nondeductible expenses and adjustments	3,194	4,006
Effect of lower rates	(8,104)	-
State tax benefit, net of federal benefit	5,369	30,657
Net Provision for Income Taxes	$ 55,775	$ 350,518

Note 5 – Affiliate Transactions

At December 31, 2007 and 2006, the amounts reflected "receivables from affiliates" represent reimbursable expenses due from employees and from parties under common control or ownership.

Note 6 – Lease Commitments

The Company leases an office space under an operating lease that expires in 2008. The Company is only responsible for its minimum lease payment. Future non-cancelable minimum lease payments under this operating lease as of December 31, 2007 are approximately $90,863. As the lease terminates in 2008, payment obligations do not extend past the subsequent year.

The Company's rent expense for the office space was $112,303 and $130,446 for the years ending December 31, 2007 and 2006, respectively.

Note 7 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2007, the Company had net capital of $1,043,317 which was $918,526 in excess of its required net capital of $124,791. The Company's ratio of aggregate indebtedness to net capital was 1.79 to 1.

At December 31, 2006, the Company had net capital of $782,854 which was $560,594 in excess of its required net capital of $222,260. The Company's ratio of aggregate indebtedness to net capital was 4.26 to 1.

SUPPLEMENTAL INFORMATION
OMNI BROKERAGE, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2007

Total stockholder's equity	$	1,567,171
Less non-allowable assets:		
Receivables from non-customers		(119,362)
Commissions receivable in excess of related commissions payable		(68,346)
Office equipment, net of accumulated depreciation		(97,569)
Haircuts on securities		(223)
Cash in "Central Registration Depository" account		(8,870)
Other assets		(240,231)
Add non-allowable liabilities:		
Deferred tax liability		10,747
Net Capital		1,043,317
Net capital per Focus report dated December 31, 2007		1,006,024
Difference	$	37,293
Reconciliation of difference between net capital and net capital per focus report dated December 31, 2007		
Non-allowable liability not deducted from Aggregate Indebtedness:		
Deferred tax liability	$	10,747
Audit adjustments:		
Adjust provision for income taxes		26,546
	$	37,293
Aggregate Indebtedness		
Total liabilities	$	1,882,605
Less non-allowable liabilities:		
Deferred tax liability		(10,747)
Net liabilities	$	1,871,858
Computation of Basic Net Capital Requirement		
Net capital	$	1,043,317
Minimum net capital required		124,791
Excess Net Capital	$	918,526
Ratio of Aggregate Indebtedness to Net Capital		1.79 to 1
Ratio of Aggregate Indebtedness to Net Capital per the Focus Report		1.90 to 1
Difference		(0.11)

HANSEN, BARNETT & MAXWELL, P.C.
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS
5 Triad Center, Suite 750
Salt Lake City, UT 84180-1128
Phone: (801) 532-2200
Fax: (801) 532-7944
www.hbmcpas.com

INDEPENDENT AUDITORS' SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Shareholder and Board of Directors
Omni Brokerage, Inc.
Sandy, Utah

In planning and performing our audit of the financial statements of Omni Brokerage, Inc. (the Company), as of and for the year ended December 31, 2007 and 2006 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the

preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hansen, Barnett & Maxwell, P.C.

HANSEN, BARNETT & MAXWELL, PC

Salt Lake City, Utah
February 25, 2008

END